USA TRUCK, INC.
3200 Industrial Park Road
Van Buren, Arkansas 72956

September 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Truck, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-255901

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), USA Truck, Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form S-3 (File No. 333-255901), as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2021 (the “Registration Statement”). The Registration Statement was declared effective on May 17, 2021.

On September 15, 2022, pursuant to the Agreement and Plan of Merger, dated as of June 23, 2022 (the “Merger Agreement”), by and among the Company, Schenker, Inc., a New York corporation (“Parent”), and Tango Merger, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), the Company completed the transactions contemplated by the Merger Agreement, and Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

Please provide a copy of the order consenting to the withdrawal to Heidi Hornung-Scherr of Scudder Law Firm, P.C., L.L.O. by email to hscherr@scudderlaw.com. If you have any questions regarding this request, please contact Heidi Hornung-Scherr by telephone at (402) 435-3223 or by e-mail at the address provided above.

Very truly yours,

USA Truck, Inc.

By:	/s/ Zachary B. King
Zachary B. King
Executive Vice President and Chief Financial Officer
c: Heidi Hornung-Scherr. Scudder Law Firm, P.C., L.L.O.